AKP
12/10/02

[redacted]

02053085

[redacted] AND EXCHANGE COMMISSION
[redacted]IGTON, D.C. 20549

VA 12-6-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 18118

REPORT FOR THE PERIOD BEGINNING 10-01-01 (MM/DD/YY) AND ENDING 09-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. SECURITIES INTERNATIONAL, CORP.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York (City) New York (State) 10271 (Zip Code)

SEC MAIL RECEIVED PROCESSING
NOV 29 2002
WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa 212- 863-0260
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

PricewaterhouseCoopers, L L P

1177 Avenue of the Americas New York, New York 10036
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

P
PROCESSED
DEC 13 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Securities Intl, as of September 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

DONALD LINKER
Notary Public, State of New York
No. 4958339
Qualified In Westchester County
Commission Expires October 30, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Securities International Corp.

Statement of Financial Condition
As of September 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors of
U.S. Securities International Corp.

In our opinion, the accompanying statement of financial condition presents fairly in all material respects, the financial position of U.S. Securities International Corp. (the "Company") at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 5, 2002

U.S. Securities International Corp.
Statement of Financial Condition
September 30, 2002

Assets	
Cash and cash equivalents, including $140,209 of money market mutual fund shares, at market value	$ 144,504
Receivable from brokers and dealers	8,082
Receivable from employees	40,182
Deferred tax asset	69,610
Exchange membership, at cost (market value $160,000)	1
Other assets	18,900
Total assets	$ 281,279
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 41,700
Stockholders' equity	
Common stock, $1 par value	
Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares	86
Voting, authorized 10,000 shares; issued and outstanding 6 shares	6
Paid-in capital	10,146
Retained earnings	241,293
Less, advances to stockholders	(11,952)
Total stockholders' equity	239,579
Total liabilities and stockholders' equity	$ 281,279

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

U.S. Securities International Corp. (the "Company"), was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is a member of the Chicago Board Options Exchange (CBOE).

Cash and cash equivalents consist of cash and investments in short-term money market funds.

Furniture and equipment are fully expensed in the year acquired.

Other assets consist of non-marketable securities which are valued at cost.

The Company records all securities transactions on a trade-date basis.

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Receivable from Brokers and Dealers

Receivable from brokers and dealers represents net commissions receivable from a clearing broker. The same nationally recognized clearing broker acts as custodian for money market mutual fund shares valued at $130,494 of the $140,209 of money market mutual fund shares at September 30, 2002.

3. Stockholders' Equity - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The SEC may require a reduction in, or prohibit the expansion of, a firm's business activities if the net capital ratio exceeds 12 to 1 or 10 to 1, respectively.

As of September 30, 2002, the Company had net capital of $106,680 as compared with the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was .39 to 1.

The Company operates as an introducing broker by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

4. Income Taxes

At September 30, 2002, the Company had a deferred tax asset of $69,610, determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, which is attributable to net operating loss carryforwards. A valuation allowance has not been placed against the deferred tax asset, as

management believes that the benefit related to the deferred tax assets is more likely than not to be realized.

The Company files its tax return on a June 30 fiscal year.

5. **Leases**

The Company entered into a lease for office space which expires on October 30, 2003. The lease requires monthly rental payments of $3,084 and is subject to escalation based on taxes and other costs. At September 30, 2002, future minimum payments were as follows:

For the Year Ended September 30	Lease Payments
2003	$ 37,008
2004	3,084
Total minimum lease payments	$ 40,092

The Company rents property on a monthly basis from a firm owned by an officer of the Company.

The Company has an agreement to lease its seat on the Chicago Board Options Exchange. The lease is cancelable at six-month intervals. Lease payments are based on the average fair market value of the seat multiplied by a monthly interest factor.

6. **Pension Plan**

The Company has a qualified, self-directed, defined contribution pension plan covering all eligible employees.

7. **Shareholder Advances**

In 1974, concurrent with the formation of the Company, the Company advanced $12,702 to the shareholders under 4% demand notes. At September 30, 2002, shareholder advances net of repayment was $11,952. All interest on the advances has been waived through September 30, 2002.